Dreyfus Founders Funds, Inc.
File No. 811-1018

Form N-SAR
Item 77.D.

Policies With Respect to Securities Investments

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) approved the following changes in policies with respect to securities investments of its series portfolios (the “Funds”):

All Funds

The Funds’ policy stating that a Fund’s aggregate investment in money market funds advised by affiliates of Founders Asset Management LLC may not exceed 25% of the Fund’s total assets was eliminated effective as of January 8, 2007.

Dreyfus Founders Balanced, Discovery, Equity Growth, Growth and Mid-Cap Growth Funds

The Funds’ policy with respect to investments in emerging markets countries was amended effective February 22, 2007 to expressly permit the Dreyfus Founders Balanced, Discovery, Equity Growth, Growth and Mid-Cap Growth Funds to invest up to 5% of each Fund’s total assets in the securities of issuers located in such countries.